Exhibit 99.3

0224VA Fold Fold Form of Proxy - Annual Meeting to be held on April 30, 2025 This Form of Proxy is solicited by and on behalf of Management. . CONTROL NUMBER 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to http://www.computershare.com/gildan no later than 10:00 a.m. EDT on the second business day preceding the day of the Meeting or any adjournment thereof, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with an Invite Code via email. This Invite Code will allow your proxyholder to log in to and vote at the Meeting. Without an Invite Code your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 a.m., EDT on April 28, 2025. Notes to proxy To vote by telephone or the internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • You can attend the Meeting virtually by visiting the URL provided on the back of this proxy. • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting Security Class Holder Account Number 1-866-732-VOTE (8683) Toll Free GILDAN® lomputershare

3 7 8 1 0 0 Fold Fold . AR1 0224WB Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. I/We being holder(s) of Gildan Activewear Inc. (the “Corporation”) hereby appoint: Michael Kneeland, Chair of the Board of Directors, or, failing him, Glenn J. Chamandy, President and Chief Executive Officer OR If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting. Note: If you are appointing a proxyholder other than the Management nominees YOU MUST return your proxy by mail or vote by internet at www.investorvote.com. In addition, you must go to http://www.computershare.com/gildan no later than 10:00 a.m. EDT on the second business day preceding the day of the Meeting or any adjournment thereof, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide your proxyholder with an Invite Code via email. This Invite Code will allow your proxyholder to log in to and vote at the Meeting. Without an Invite Code your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction (or if no directions have been given or if there is any variation or amendment to the below matters, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of the Corporation to be held in person at 1250 René-Lévesque Blvd. West, Suite 3610 Montréal, Québec H3B 4W8 or via live audio webcast online at https://meetings.lumiconnect.com/400-155-145-223 on Wednesday, April 30, 2025 at 10:00 a.m., EDT and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 2. ELECTION OF DIRECTORS For Against For Against For Against Against Withhold For For 3. RESOLUTION Advisory Vote on Executive Compensation Approving an advisory resolution on the Corporation’s approach to executive compensation. 1. APPOINTMENT OF AUDITORS The appointment of KPMG LLP, Chartered Professional Accountants, as auditors for the ensuing year 01. Glenn J. Chamandy 04. Ghislain Houle 07. Peter Lee 02. Michener Chandlee 05. Mélanie Kau 08. Karen Stuckey 03. Anne-Laure Descours 06. Michael Kneeland DD / MM / YY Signature(s) Date Signing Capacity G I L Q + - - □ □ □ □ □ □ □ □ □ □ □ □ □ □ ■ + -□ □ -□ □ □ □ -□ □ □ +